Exhibit 99.2

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

As of June 30, 2026

(Unaudited)

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Notice to Shareholders	F-2

Interim Condensed Consolidated Statements of Financial Position	F-3 - F-4

Interim Condensed Consolidated Statements of Operations and Other Comprehensive Loss	F-5 - F-6

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-7 - F-8

Interim Condensed Consolidated Statements of Cash Flows	F-9 - F-10

Notes to Interim Condensed Consolidated Financial Statements	F-11 - F-26

NOTICE TO SHAREHOLDERS

These unaudited condensed consolidated interim financial statements of IM Cannabis Corp. for the three and six months ended June 30, 2026, have been prepared by management and approved by the Board of Directors. These unaudited condensed consolidated interim financial statements have not yet been reviewed by the Company’s external auditors.

Under National Instrument 51-102, part 4, sub-section 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company's independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Institute of Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2026	December 31, 2025
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash		$1,617	$2,727
Restricted cash deposit		124	582
Trade receivables		6,858	10,848
Other current assets		4,848	4,316
Inventory		2,857	4,268

		16,304	22,741
NON-CURRENT ASSETS:
Investments in affiliate	4	1,975	1,776
Property, plant and equipment, net		3,652	3,711
Intangible assets, net		458	1,222
Goodwill		2,073	1,885
Right-of-use assets, net		230	401

		8,388	8,995

Total assets		$24,692	$31,736

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2026	December 31, 2025
	Note	(Unaudited)

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Current maturities of operating lease liabilities		$174	$322
Trade payables		8,472	12,055
Other current liabilities		7,728	6,073
Loans and credit from bank institution and others	3A	11,404	14,333
Convertible debentures		-	622
Convertible promissory notes	3B	1,576	-
Derivative warrants liabilities and prefunded warrants	4	12	601

		29,366	34,006

NON-CURRENT LIABILITIES:
Operating lease liabilities		17	54
Loans and credit from bank institution and others	3A	661	936
Deferred tax liabilities		277	355

		955	1,345

Total liabilities		30,321	35,351

DEFICIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY:	5
Share capital and premium		274,847	270,518
Capital reserve from share-based payment transactions		475	475
Amount received on account of financial instruments and other		2,062	2,168
Capital reserve from translation differences of foreign operations		(3,345)	(3,842)
Capital reserve from transaction with non-controlling interests		(2,872)	(2,872)
Capital reserve from transaction with controlling shareholder		33	33
Accumulated deficit		(276,739)	(270,210)

Total equity attributable to shareholders of the Company		(5,539)	(3,730)

Non-controlling interests		(90)	115

Total deficit		(5,629)	(3,615)

Total liabilities and deficit		$24,692	$31,736

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Approved by the Board of Directors (the “Board”) on August 12, 2026.

/s/ Oren Shuster	/s/ Oz Adler
Oren Shuster – CEO & Director	Oz Adler – Chairman of the Board

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
	Note	2026	2025	2026	2025

Revenue		$16,268	$25,196	$7,589	$12,696
Cost of revenue		13,344	18,323	6,084	9,271

Gross profit		2,924	6,873	1,505	3,425

Selling and marketing expenses		2,926	2,562	1,400	1,289
General and administrative expenses		3,764	4,491	2,195	2,482
Share-based compensation		-	12	-	4
Total operating expenses		6,690	7,065	3,595	3,775

Operating loss		(3,766)	(192)	(2,090)	(350)

Finance income		589	2,070	575	1,886
Finance expenses		(3,763)	(1,952)	(2,917)	(1,756)

Finance income (expenses), net		(3,174)	118	(2,342)	130

Loss before tax benefit		(6,940)	(74)	(4,432)	(220)
Tax benefit		(88)	(55)	(47)	(26)

Net loss		$(6,852)	$(19)	$(4,385)	$(194)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
	Note	2026	2025	2026	2025

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain on defined benefit plan		109	48	-	13

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operations		506	(1,479)	42	(1,288)

Total other comprehensive income (loss)		615	(1,431)	42	(1,275)

Total comprehensive loss		$(6,237)	$(1,450)	$(4,343)	$(1,469)

Net loss attributable to:
Shareholders of the Company		$(6,638)	$(34)	$(4,361)	$(309)
Non-controlling interests		(214)	15	(24)	115

		$(6,852)	$(19)	$(4,385)	$(194)

Total comprehensive income (loss) attributable to:
Shareholders of the Company		$(6,032)	$(1,528)	$(4,326)	$(1,601)
Non-controlling interests		(205)	78	(17)	132

		$(6,237)	$(1,450)	$(4,343)	$(1,469)

Net loss per share attributable to shareholders of the Company:	6

Basic net loss per share (in CAD)		$(0.85)	$(0.01)	$(0.47)	$(0.09)
Diluted net loss per share (in CAD)		$(0.85)	$(0.05)	$(0.47)	$(0.09)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Amount received on account of financial instruments and other	Capital reserve from translation difference of foreign operations	Capital reserve from transaction with non-controlling interests	Capital reserve from transaction with controlling shareholder	Accumulated deficit	Total	Non-controlling interests	Total deficit

Balance as of January 1, 2026	$270,518	$475	$2,168	$(3,842)	$(2,872)	$33	$(270,210)	$(3,730)	$115	$(3,615)

Net loss	-	-	-	-	-	-	(6,638)	(6,638)	(214)	(6,852)
Total other comprehensive income	-	-	-	497	-	-	109	606	9	615

Total comprehensive income (loss)	-	-	-	497	-	-	(6,529)	(6,032)	(205)	(6,237)

Expiration of conversion feature related to convertible debentures	106	-	(106)	-	-	-	-	-	-	-
Common shares issued upon partial conversion of convertible promissory notes (Note 3B)	3,370	-	-	-	-	-	-	3,370	-	3,370
Common shares issued upon partial exercise of warrants (Note 3B)	853	-	-	-	-	-	-	853	-	853

Balance as of June 30, 2026	$274,847	$475	$2,062	$(3,345)	$(2,872)	$33	$(276,739)	$(5,539)	$(90)	$(5,629)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Conversion feature related to convertible debt	Capital reserve from translation difference of foreign operations	Capital reserve from transaction with non-controlling interests	Capital reserve from transaction with main shareholder	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2025	$265,000	$150	$297	$(1,265)	$-	$-	$(258,939)	$5,243	$(2,097)	$3,146

Net income (loss)	-	-	-	-	-	-	(34)	(34)	15	(19)
Total other comprehensive income (loss)	-	-	-	(1,542)	-	-	48	(1,494)	63	(1,431)

Total comprehensive income (loss)	-	-	-	(1,542)	-	-	14	(1,528)	78	(1,450)

Recognition of capital contribution from a controlling shareholder	-	-	-	-	-	33	-	33	-	33
Common shares issued upon exercise of pre-funded warrants	372	-	-	-	-	-	-	372	-	372
Expiration of conversion feature related to convertible debentures	297	-	(297)	-	-	-	-	-	-	-
Recognition of conversion feature related to convertible debentures	-	-	363	-	-	-	-	363	-	363
Common shares issued upon partial conversion of convertible debenture	1,651	-	(256)	-	-	-	-	1,395	-	1,395
Common shares issued as consideration upon acquisition on non-controlling interest	314	-	-	-	(2,872)	-	-	(2,558)	2,558	-
Common shares issued upon debt settlement	190	-	-	-	-	-	-	190	-	190
Share-based compensation	-	12	-	-	-	-	-	12	-	12

Balance as of June 30, 2025	$267,824	$162	$107	$(2,807)	$(2,872)	$33	$(258,925)	$3,522	$539	$4,061

 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Six months ended June 30,
	2026	2025
Cash flow from operating activities:

Net loss	$(6,852)	$(19)
Adjustments for non-cash items:
Revaluation of financial instruments (Note 4)	(589)	(291)
Fair value adjustment on convertible promissory notes (Note 3B and Note 4)	945	-
Discount expenses in respect of convertible debentures	53	152
Depreciation of property, plant and equipment	114	128
Amortization of intangible assets	762	655
Depreciation of right-of-use assets	173	151
Finance expenses, net	3,710	230
Deferred tax liability, net	(88)	(80)
Share-based payments	-	12
Gain from debt restructuring	(482)	-
Discount expenses in respect of loans and credit received	-	77
	4,598	1,034

Changes in working capital:
Decrease in trade receivables	5,127	1,631
Increase in other current assets	(654)	(2,297)
Decrease (increase) in inventory	1,795	(342)
Increase (decrease) in trade payables	(2,904)	913
Increase (decrease) in other current liabilities	(2,433)	3,075

	931	2,980

Taxes paid	(16)	(6)

Net cash provided by (used in) operating activities	(1,339)	3,989

Cash flows from investing activities:

Purchase of property, plant and equipment	(6)	(4)
Change in restricted cash	458	23

Net cash provided by investing activities	$452	$19

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Six months ended June 30,
	2026	2025
Cash flow from financing activities:

Repayment of lease liabilities	(167)	(120)
Proceeds received from warrants exercised (Note 3B)	853	-
Proceeds received from convertible promissory notes issued (Note 3B)	2,524	-
Payment of interest on lease liabilities	(15)	(18)
Proceeds received from loans and credit received	3,151	881
Repayment of loans and credit	(2,092)	(1,453)
Interest paid	(350)	(1,244)
Repayment of discounted checks	(4,184)	(873)

Net cash used in financing activities	(280)	(2,827)

Effect of foreign exchange on cash	57	(1,250)

Change in cash	(1,110)	(69)
Cash at the beginning of the period	2,727	863

Cash at end of the period	$1,617	$794

Supplemental disclosure of non-cash activities:

Right-of-use assets recognized with corresponding lease liabilities	$-	$159

Common shares issued upon exercise of pre-funded warrants	$-	$372

Common shares issued upon partial conversion of convertible debentures	$-	$1,395

Common shares issued upon partial conversion of convertible promissory notes (Note 3B)	$3,370	$-

Common shares issued as debt settlement	$-	$190

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL

A.	Corporate information

IM Cannabis Corp. (the “Company” or “IMCC”) is listed for trading on the Nasdaq Capital Market, commencing from March 1, 2021, under the ticker symbol “IMCC”. IMCC’s main office is in Kibbutz Glil-Yam, Israel. On June 2, 2025, the common shares of the Company were voluntary delisted from trading on the Canadian Securities Exchange (the “CSE”).

The Company and its subsidiaries (collectively, the “Group”) operate as one reporting unit in geographical reporting segments (see also Note 7 below). Most of the Group’s revenue is generated from sales of medical cannabis products to customers in Israel and Germany. The remaining revenue is generated from sales of other products to customers in Israel and Germany.

In Israel, IMCC operates in the field of medical cannabis through several pharmacies and trade houses specializing in medical cannabis pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the “Dangerous Drugs Ordinance”) and the related regulations issued by IMCA.

In Europe, IMCC operates through German-based subsidiary which is an EU-GMP-certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import or export capability with requisite permits.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

B.	Definitions

In these financial statements:

The Company	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

US$	-	United States dollar

EUR	-	EURO

NIS	-	New Israeli Shekel

C.	Impact of potential Germany's legalization of cannabis

In October 2025, the German federal cabinet approved a draft legislative amendment that, if enacted as currently proposed, would (i) require in-person physician consultations for the prescription of cannabis flowers and (ii) prohibit mail-order distribution of cannabis flowers within Germany, permitting delivery only via pharmacy couriers. The timing, scope and final form of such legislation remain uncertain.

If implemented, these changes could materially adversely affect the Company’s German operations, including by limiting distribution channels and reducing patient accessibility, which may, in turn, negatively impact revenues and operating results.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL (Cont.)

D.	Liquidity and capital resources and going concern

The Company devotes substantially all its efforts to commercialization of its medical cannabis products, which are expected to require substantial further expenditures. Thus, the Company is raising debts and/or capital for such purposes. As of June 30, 2026, the Group has negative working capital, accumulated deficit and total shareholders’ deficit of $13,062, $276,739 and $5,539, respectively. In addition, during the period of six months ended June 30, 2026, the Group had a loss from operating activities of $6,852.

During the periods reported, the Group’s operating expenses included various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditure, of which the Company executed a cost-saving plan, to allow continuing of operations and meet its cash obligations. The cost saving plan consisted of cost reduction due to efficiencies and synergies, which include mainly (i) reduction in payroll and headcount, (ii) reduction in compensation paid to key management personnel (including key executives layoffs), (iii) operational efficiencies and reduction in capital expenditures and (iv) establishment of new and efficient supply chains to support its activities in Germany. To date, the Company continues to closely monitor its expenses.

Management plans to finance its operations through (i) sales of its medical cannabis products in Israel and on a larger scale in the German territory, resulting from Germany’s legalization of cannabis on April 1, 2024, which facilitated the access to medical cannabis prescriptions for patients and legalizes non-profit social clubs starting July 1, 2024. However, the legislation in Germany might be subject to future changes that may have significant adverse effect of the Company (see Note 1D above regarding to potential regulatory change of Germany’s legalization of cannabis), (ii) sales of equity and/or raising debts (including shelf registration statement on Form F-3 that was declared effective on July 11, 2025 by the U.S. Securities and Exchange Commission (“SEC”) which allows the Company to register up to US$50,000 thousand (see Note 3B below regarding to registration of certain securities issued through promissory notes and warrants offerings) of certain equity and/or debt securities of the Company through prospectus supplement). However, there is no assurance that additional capital and financing will be available to the Group, and even if available, whether it will be in terms acceptable to the Group or in the required amounts, and through (iii) exploring additional business activities with the goal of enhancing long-term growth opportunities. These plans do not constitute firm commitments and are subject to market conditions, regulatory developments, and execution risks.

For more information regarding the funds raising through debts and/or capital transactions, see Note 3A, Note 3B and Note 8A below, respectively.

These conditions raise uncertainties that cast significant doubt as to whether the Company will be able to continue as a going concern. The consolidated financial statements do not include any adjustments relating to recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL (Cont.)

E.	Impact of the security situation on the Group’s business activity

On October 7, 2023, the State of Israel was attacked by the terrorist organization Hamas, and as a result, Israel declared a state of war and a large-scale reserve call-up (hereinafter - the “War”). At the same time, a front also opened on the northern border against the terrorist organization Hezbollah. Since that time, Israel has been in a state of war, with its intensity and scope changing from time to time. The war is an extraordinary event with security and economic implications, the extent and outcome of which cannot be predicted. In response to the war, Israel took significant measures to protect the security of its citizens, which have a notable impact on economic and business activity in the country and on some of the reporting entities. In October 2025, a ceasefire agreement was signed and following it the fighting subsided on most fronts.

On February 28, 2026, Israel launched Operation “Lion’s Roar,” which included a joint attack by Israel and the United States against government and military targets in Iran. In response, Iran fired missiles and drones at Israel and other countries in the region. Following these developments, the terrorist organization Hezbollah started firing at Israel, which responded by expanding the fighting front along the northern border. As a result, a state of emergency was declared in the country, leading to consequences and restrictions on the Israeli economy, including, among other things, partial or full business closures, a “closed skies” policy, restrictions on gatherings in workplaces and the education system, and a decrease in the workforce, partly due to the mobilization of reservists. Amid the escalation, Iran closed the Strait of Hormuz, a crucial maritime transport route, which led the United States to impose a naval blockade to prevent Iranian vessels from moving. Consequently, there were disruptions in oil supply volumes and an increase in oil prices.

On April 8, 2026, a temporary ceasefire was formed between the United States and Iran, and the parties began stages of negotiations to form a permanent agreement. Following that, on April 13, 2026, a ceasefire was also declared on the northern border, and Israel started negotiations with Lebanon, but despite that, fighting continues on the northern border, mainly in southern Lebanon.

The Company's management is continuously monitoring the developments regarding the War and is acting in accordance with the guidelines of the various authorities. The Company suffered a negative impact from the War commencing the last quarter of 2023. The Company has experienced damage to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more.

F.	Approval of consolidated financial statements

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board on August 12, 2026.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2 -	MATERIAL ACCOUNTING POLICIES

A.	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the Company’s annual audited financial statements and related notes (the “Annual Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the SEC on March 30, 2026. The unaudited interim condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. The interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 “Interim Financial Reporting”. The financial information contained herein is unaudited, however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the period of six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for any other interim period or for any future period.

B.	Use of estimates in the preparation of financial statements

The preparation of Company’s interim condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenue and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

C.	New standards adopted at January 1, 2026

Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the “Amendments”) which include (i) clarification that financial liability is derecognized on the ‘settlement date’ and introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date, (ii) additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (“ESG”) and similar features should be assessed, (iii) classification on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments, and (iv) introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (“OCI”). The Amendments became effective to annual reporting periods beginning on or after January 1, 2026. The adoption of the Amendments did not have significant effect on the financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2 -	MATERIAL ACCOUNTING POLICIES (Cont.)

D.	A summary of new reporting standards not yet effective and which are relevant to the Company’s activities

IFRS 18, Presentation and Disclosure in Financial Statements

On April 9, 2024 the IASB published IFRS 18, which replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

◾
IFRS 18 changes the structure of the profit or loss report and includes three new defined categories: operating, investment and financing and adds two new interim summaries: operating profit and profit before financing and income taxes.

◾	IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (management-defined performance measures).

◾
IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as “other”.

◾	IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after January 1, 2027.

The Company is examining the possible impact of the new standard on the financial statements, but at this stage it is unable to assess such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

A.	Credit facilities

1.
In March 2025, Focus Medical Herbs Ltd. and Bank Mizrahi (the “Bank”) signed an agreement under which a short-term loan of NIS 5 million (approximately $2,146) received from the Bank in 2023 was refinanced in such manner that (i) an outstanding principal loan of NIS 4 million (approximately $1,717) was extended as a loan with 5-month grace period, after which repayment is made in 31 monthly installments commencing September 21, 2025. The principal loan bears an annual interest rate of P+2.9% to be paid monthly commencing April 20, 2025 and (ii) the remaining amount of NIS 1 million (approximately $429) was extended as a credit line until March 12, 2026. In March 2026, the aforesaid credit line was extended until September 25, 2026.

2.
From time to time, in the normal course of business, the Company enters into financing transactions with non-financial institutions under which the Company receives certain loans that bear an interest at a fixed rate which shall be repaid together with the principal amount over a limited period. When loans received from related parties are considered as free interest loans or loans with reduced interest which do not represent the Company’s applicable rate of risk, the difference between cash received and fair value of the loans is accounted for as a capital contribution from a main shareholder.

3.
From time to time, in the normal course of business, the Company enters into financing transactions with non-banking credit services entities under which the Company receives certain short-term loans that are guaranteed by certain identified outstanding unpaid invoices of certain customers (the “Selected Trade Receivables”). As it was determined that the Company has retained substantially all the risks and rewards of ownership of the Selected Trade Receivables, the Company continues to recognize the Selected Trade Receivables in their entirety and recognizes financial liability for consideration received as short-term loans.

Breakdown of credit facilities from bank institution and others as of the reported dates:

	June 30,	December 31,
	2026	2025
	(Unaudited)

Overdraft and credit from bank institution	$2,005	$2,293
Credit from non-financial institutions	9,625	8,470
Selected Trade Receivables	435	4,506

	$12,065	$15,269

The following tabular presentation reflects the reconciliation of the carrying amount of credit facilities during the reported dates:

	June 30,	December 31,
	2026	2025
	(Unaudited)

Opening balance	$15,269	$15,611
Loans principal received	3,151	3,271
Loans principal repaid	(2,092)	(1,810)
Debt restructuring	(482)	-
Settlement in exchange for convertible promissory notes issued (Note 3B1)	(1,423)	-
Reclassification of convertible debentures as credit	675	-
Amortization of discount expenses	-	169
Change in receivables checks	(4,184)	(2,536)
Foreign exchange translation reserve	1,151	564

Closing balance	$12,065	$15,269

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

B.	Convertible promissory notes and warrants offerings

1.
On January 7, 2026, the Company entered into a Note Purchase Agreement (the “First Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which in exchange to (i) cash proceeds of approximately US$500 thousand (approximately $687) and (ii) settlement of an existing financial liability toward the Investor amounted to US$1,039 thousand (approximately $1,423), the Company issued to the Investor (i) a convertible promissory note (the “Note”) in the principal amount of approximately US$1,710 thousand (approximately $2,108) (the “Subscription Amount”), which is convertible into the Company’s common shares, no par value per share, at a purchase price equal to 90% of the Subscription Amount  and (ii) a detachable warrant to purchase up to 228,150 of the Company’s common shares at an exercise price of $3.45 per common share over a period of 5 years commencing the issuance date through January 7, 2031 (the “January 2026 Warrant”). The transaction closed on January 26, 2026.

2.
On January 20, 2026, the Company entered into a Second Note Purchase Agreement (the “Second Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$633 thousand (approximately $875), the Company issued to the Investor (i) a convertible promissory note (the “Second Note”) in the principal amount of approximately US$704 thousand (approximately $973) (the “Second Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Second Subscription Amount and (ii) a detachable warrant to purchase up to 93,671 of the Company’s common shares at an exercise price of $3.45 per common share over a period of 5 years commencing the issuance date through January 20, 2031 (the “Additional January 2026 Warrant”). The transaction closed on January 21, 2026.

3.
On April 6, 2026, the Company entered into a Third Note Purchase Agreement (the “Third Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$225 thousand (approximately $313), the Company issued to the Investor (i) a convertible promissory note (the “Third Note”) in the principal amount of approximately US$250 thousand (approximately $348) (the “Third Subscription Amount”), which is convertible into the Company’s common shares, at a purchase price equal to 90% of the Third Subscription Amount  and (ii) a detachable warrant to purchase up to 272,861 of the Company’s common shares (the “April 2026 Warrant”), at an exercise price of $0.47 per common share over a period of 5 years commencing the issuance date through April 6, 2031 (the “April 2026 Warrant”). The transaction closed on April 7, 2026.

4.
On May 7, 2026, the Company entered into a Fourth Note Purchase Agreement (the “Fourth Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$270 thousand (approximately $368), the Company issued to the Investor (i) a convertible promissory note (the “Fourth Note”) in the principal amount of approximately US$300 thousand (approximately $409) (the “Fourth Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Fourth Subscription Amount and (ii) a warrant to purchase up to 1,127,820 of the Company’s common shares at an exercise price of $0.36 per  common share over a period of 5 years commencing the issuance date through May 7, 2031 (the “May 2026 Warrant”). The transaction closed on May 7, 2026.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

B.	Convertible promissory notes and warrants offerings (Cont.)

5.
On June 3, 2026, the Company entered into a Fifth Note Purchase Agreement (the “Fifth Purchase Agreement” and together with the Purchase Agreement, Second Purchase Agreement, Third Purchase Agreement and the Fourth Purchase Agreement, the “H1 Purchase Agreements”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$203 thousand (approximately $281), the Company issued to the Investor (i) a convertible promissory note (the “Fifth Note”, and together with the Note, the Second Note, the Third Note and the Fourth Note, the “H1 Notes”) in the principal amount of approximately US$225 thousand (approximately $311) (the “Fifth Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Fifth Subscription Amount and (ii) a warrant to purchase up to 781,250 of the Company’s common shares at an exercise price of $0.40 per common share over a period of 5 years commencing the issuance date through June 3, 2031 (the “Fifth Warrant” and together with the Warrant, Second Warrant, Third Warrant and the Fourth Warrant, the “H1 Warrants”). The transaction closed on June 4, 2026.

Each of the H1 Notes bears an interest rate of 8.0% per annum accruing from the closing date of the each of the transactions described above (which shall increase to 14.0% upon the occurrence of an Event of Default, as defined in each of the  H1 Purchase Agreements) (the “Interest” and, together with the Subscription Amounts, the “Conversion Amount”). The Conversion Amount of each of the H1 Notes is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of the Company’s common shares upon conversion of the Conversion Amount in accordance with the terms of the H1 Notes.

The number of common shares issuable upon conversion of the Conversion Amount of the H1 Notes, is determined by dividing the applicable conversion amount by the conversion price (the “H1 Conversion Price”). The H1 Conversion Price is equal to the lower of (i) the Fixed Price, as defined in each of theH1 Notes, or (ii) 90% of the lowest daily volume-weighted average price of the Common Shares during the 20 consecutive trading days immediately preceding the conversion date, (the “H1 Variable Price”), provided, however, that the Variable Price will not be lower than the Floor Price, as defined in each of the Notes. The Fixed Price of the Note, Second Note, Third Note, Fourth Note and Fifth Note are US$1.47, US$1.38, US$0.34, US$0.27 and US$0.29, respectively. The Floor Price in the Note, Second Note, Third Note, Fourth Note and Fifth Note are US$0.29, US$0.28, US$0.07, US$0.05 and US$0.06, respectively.

The H1 Notes include customary limitations on conversion, including a beneficial ownership cap of 4.99% of the outstanding common shares of the Company following the conversion.

As the H1 Warrants’ terms permit the Investor to receive a fixed number of common shares upon exercise of the H1 Warrants for a fixed exercise price, which is determined in the functional currency of the Company, it was determined that the Warrants are eligible for equity classification.

In addition, as each of the H1 Notes may be settled only through delivery of a variable number of the Company’s common shares with the variation based on the value of the Company and with the existence of an embedded derivative due to the Floor Price, management elected to designate each of the Notes (including the embedded derivative) under the fair value option and to measure the entire financial liability at fair value through profit or loss category in accordance with IFRS 9.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

B.	Convertible promissory notes and warrants offerings (Cont.)

Thus, upon initial recognition, management, by using the assistance of third-party appraiser, measured the consideration received in each of the H1 Purchase Agreements (i.e. the cash proceeds received plus the fair value of the existing financial liability settled) and the fair value of each of the H1 Notes issued. The consideration received in each of the H1 Purchase Agreements was first allocated to each of the H1 Notes, as applicable with the remaining amount, if any, allocated to each of the H! Warrants, as applicable. However, if the fair value of the consideration received was determined to be less than the fair value of the H1 Notes, the difference was charged immediately to the statement of operations as part of the finance expenses. Based on the above criteria, upon the initial recognition of the H1 Notes, each of the H1 Notes was recognized at fair value and the Company recorded immediate expenses of approximately $2,571, and no remaining amount was allocated to the Warrants.

The following tabular presentation reflects the reconciliation of the total fair value of liabilities related to the H1 Notes during the period of six months ended June 30, 2026:

	Note	Second Note	Third Note	Fourth Note	Fifth Note	Total

Balances at January 1, 2026	$-	$-	$-	$-	$-	$-
Issued (*)	3,293	1,359	584	714	568	6,518
Conversion (**)	(2,369)	(962)	(39)	-	-	(3,370)
Changes in fair value	(888)	(380)	(98)	(122)	(138)	(1,626)
Foreign exchange translation reserve	1	-	10	29	14	54
Balances at June 30, 2026 (***)	$37	$17	$457	$621	$444	$1,576

(*)	The following table summarizes the observable inputs used in valuation of liability related to Notes under Monte Carlo model for each applicable issuance date:

	Note	Second Note	Third Note	Fourth Note	Fifth Note

Expected volatility (%)	133.67%	133.67%	138.75%	141.87%	137.49%
Risk-free interest rate (%)	3.91%	3.91%	4.37%	4.28%	4.26%
Expected term (years)	1.5	1.5	1.5	1.5	1.5

Fair value of convertible note issued (in CAD)	3,293	1,359	584	714	568

(**)
During the period of six months ended June 30, 2026, the Company issued 8,225,907 common shares upon partial conversion of H1 Notes in total amount of US$2,441 thousand (approximately $3,370) at an average exercise price of US$0.297 per share. For more information regarding additional conversion of Notes, see Note 8B below

(***)
The fair value of liability related to Notes was measured by using Monte Carlo model in which key assumptions that have been used are as follows: risk-free interest rate of 4.37%, expected volatility of 138.75% and expected term of 1.25 year.

During the period of six months ended June 30, 2026, the Company issued 2,181,931 common shares upon partial exercise of H1 Warrants in total amount of $853 at an average exercise price of $0.39 per share.

For more information regarding additional convertible promissory note and warrant offerings, see Note 8A below.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

B.	Convertible promissory notes and warrants offerings (Cont.)

The H1 Purchase Agreements include customary representations, warranties and covenants of the Company and the Investor, including the Company’s obligation to reserve sufficient common shares for issuance upon conversion of the H1 Notes and to file a resale registration statement on Form F-3 (the “Registration Statement”) with the SEC providing for the resale by the Investor of the common shares issuable upon conversion of the H1 Notes no later than 30 trading days within the date of each of the H1 Purchase Agreement. The Company has also agreed to use commercially reasonable efforts to cause such Registration Statement to become effective as soon as possible, but in no event later than the date which shall be the earlier of: (x) (i) in the event that the Registration Statement is not subject to a full review by the SEC, 60 calendar days after the closing date of each of the transactions described above, or (ii) in the event that the Registration Statement is subject to a full review by the SEC, 90 calendar days after the closing date of each of the transactions described above, and (y) the 5th business day after the date on which the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review.

On February 11, 2026, a Registration Statement which covered the Company’s commitment under the Purchase Agreement and the Second Purchase Agreement was declared effective by the SEC. In addition, on June 16, 2026, a Registration Statement which covered the Company’s commitment under the Third Purchase Agreement, Fourth Purchase Agreement and Fifth Purchase Agreement was declared effective by the SEC.

C.	Settlement agreements

1.
On December 31, 2025, the Board approved that the Company enters into a settlement agreement pursuant to which the Company shall pay a total amount of $90 to MYM Shareholder Plaintiffs as settlement of the motion to strike out several significant parts of the claim. Following prolonged discussions and negotiations, the MYM Shareholder Plaintiffs narrowed their claim and agreed to resolve the motion on consent.

2.
On December 31, 2025, the Board approved that the Company enters into a settlement agreement under which the Company shall pay a total amount of $420 to a service provider for certain legal services rendered in previous periods as full and final payment of all outstanding accounts, fees, disbursements and interest.

In January 2026, both settlement agreements have been executed and the applicable payment amounts were paid.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

D.	Execution of letter of intent to sell European activities

On June 18, 2026, the Company announced that it had entered into a non-binding letter of intent (the “Slil Letter of Intent”) with Slil.com Holding Ltd. (“Slil”), a privately-held Israeli entity beneficially owned and controlled by Oren Shuster, the Company’s Chief Executive Officer, a director and debtholder, pursuant to which the Company agreed to sell to Slil its European-focused assets through the sale of all of the issued and outstanding shares of I.M.C. Holdings (the “Slil Transaction”). Following a pre-closing reorganization, I.M.C. Holdings is expected to primarily hold the Company’s European operations, including Adjupharm in Germany, as well as the Company’s interests in Xinteza and Shiran Societe Anonyme. The proposed consideration consists of Slil’s assumption or retention of liabilities, including $7.5 million of retained liabilities and $3.0 million of additional liabilities, and no additional cash consideration is expected to be payable to the Company at closing.

In connection with the Slil Transaction, the Board has commissioned (x) a special committee of the Board comprised solely of independent directors (the “Special Committee”) to review and evaluate the Slil Transaction; and (y) Beta Finance T.Y.S Ltd., a leading financial consulting company in Israel and an arm’s length independent third-party, to prepare a report to assist with determining the fairness of the Slil Transaction.

The Slil Transaction remains subject to negotiation and execution of a definitive agreement (the “Slil Definitive Agreement”), approval by the Special Committee, regulatory clearances, if required, and satisfaction of other customary conditions. Amongst other terms and conditions, the Slil Letter of Intent is also subject to a certain exclusivity period.

The Slil Transaction constitutes a “related party transaction”, as such term is defined in MI 61-101, due to the involvement of Slil, a privately-held Israeli entity beneficially owned and controlled by Oren Shuster, a related party to the Company, and as such requires the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction, unless the Company is able to rely on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101.

In completing the Slil Transaction, the Company intends to rely on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, on the basis of subsections 5.5(g) and 5.7(1)(e) – Financial Hardship, as the Company is (i) in a situation of serious financial difficulty; (ii) the Slil Transaction is designed to improve the financial position of the Company; (iii) the circumstances described in Section 5.5(f) of MI 61-101 are not applicable; (iv) the Board, acting in good faith, and the Special Committee, which is comprised solely of independent directors representing more than two-thirds of the Company’s independent directors, acting in good faith, have determined that (i) and (ii) apply and that the terms of the Slil Transaction are reasonable in the circumstances of the Company; and (v) there is no requirement, corporate or otherwise, to hold a meeting to obtain any approval of the holders of any class of affected securities. As a means of good governance, the Board has commissioned (x) the Special Committee to review and evaluate the Slil Transaction and (y) an arm’s length independent third-party appraiser, to prepare a report to assist with determining the fairness of the Slil Transaction.

As of the date these interim condensed consolidated financial statements were authorized for issue, the Company had not entered into a Slil Definitive Agreement in respect of the Slil Transaction.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4 -	FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method
Liability for warrants and pre-funded warrants (*) Liability for convertible promissory notes (**) Investment in Xinteza (***)	Black & Scholes model (Level 3 category) Monte Carlo model (Level 3 category) Costs approach (Level 3 category)

Management believes that the carrying amount of cash, trade receivables, other current assets, trade payables, credits from bank institution and others and other current liabilities, approximate their fair value due to the short-term maturity of these instruments.

(*)	Finance income from revaluation of warrants and prefunded warrants measured at fair value for the period of six months ended June 30, 2026 and 2025, amounted to $589 and $291, respectively.

(**)	Finance expenses from revaluation of convertible notes measured at fair value for the period of six months ended June 30, 2026 amounted to $945. See also Note 3B above.

(***)
No quantitative or qualitative indicators have been identified during the period of six months ended June 30, 2026, indicating a significant change in fair value of Investment in Xinteza from December 31, 2025.

As of June 30, 2026, the fair value of derivative warrants liability was measured using the assistance of third-party appraiser by using the Black & Scholes model with the following key assumptions:

June 30, 2026
Series 2024

Expected volatility	71.35%
Share price (Canadian Dollar)	0.24
Expected life (in years)	4.092
Risk-free interest rate	2.97%
Expected dividend yield	0%

Per Warrant (Canadian Dollar)	$0.016
Total Warrants (Canadian Dollar in thousands)	$12

For more information regarding the Monte Carlo model and key assumptions used in measurement of liability related to convertible promissory notes as of June 30, 2026, see also Note 3B above.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5 -	DEFICIT

A.	Composition of share capital:

	June 30, 2026		December 31, 2025
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited

Common shares without par value	Unlimited	16,302,650	Unlimited	5,894,812

Common shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

B.	Changes in issued and outstanding share capital:

Six months period ended June 30, 2026
Unaudited

Balance as of January 1, 2026	5,894,812
Common shares issued upon convertible notes converted (Note 3B)	8,225,907
Common shares issued upon warrants exercised (Note 3B)	2,181,931

Balance as of June 30, 2026	16,302,650

NOTE 6 -	NET LOSS PER SHARE

The net loss and the weighted average number of common shares used in computing basic and diluted net loss per share during the reported periods, are as follows:

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
	(Unaudited)

Numerator:
Net basic loss attributable to shareholders of the Company	$(6,638)	$(34)	$(4,361)	$(309)
Change in fair value of derivative pre-funded warrant liability	$-	$(124)	$-	$-
Net diluted loss	$(6,638)	$(158)	$(4,361)	$(309)

Denominator:
Common shares used in computing basic net loss per share	7,764	3,173	9,267	3,261
Common shares to be issued upon exercise of derivative pre-funded warrant liability	-	123	-	-
Common shares used in computing diluted net loss per share	7,764	3,296	9,267	3,261

Basic net loss per common share	$(0.85)	$(0.01)	$(0.47)	$(0.09)
Diluted net loss per common share	$(0.85)	$(0.05)	$(0.47)	$(0.09)

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 7 -	OPERATING SEGMENTS

General information:

Since inception date, the operation of the Group has been conducted through one operating segment, (i.e., sales of medical cannabis products and other products) to customers through certain geographical areas (i.e. Israel and Germany).

Six months ended June 30, 2026:

	Israel	Germany	Adjustments	Total

Revenue	$7,313	$8,955	$-	$16,268

Segment loss	$(2,040)	$(271)	$-	$(2,311)

Unallocated corporate expenses			$(1,455)	$(1,455)

Total operating loss				$(3,766)

Depreciation and amortization	$935	$114	$-	$1,049

Six months ended June 30, 2025:

	Israel	Germany	Adjustments	Total

Revenue	$10,689	$14,507	$-	$25,196

Segment profit	$738	$612	$-	$1,350

Unallocated corporate expenses			$(1,542)	$(1,542)

Total operating loss				$(192)

Depreciation and amortization	$862	$72	$-	$934

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8 -	SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the financial position date up to the date that the financial statements were issued (August 13, 2026). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	Convertible promissory note and warrant offering

1.
On July 1, 2026, the Company entered into a Sixth Note Purchase Agreement (the “Sixth Purchase Agreement”) with the Investor, pursuant to which, in exchange to cash proceeds of approximately US$203 thousand (approximately $289), the Company issued to the Investor (i) a convertible promissory note (the “Sixth Note”) in the principal amount of approximately US$225 thousand (approximately $321) (the “Sixth Subscription Amount”), which is convertible into the Company’s common shares, no par value per share, at a purchase price equal to 90% of the Sixth Subscription Amount  and (ii) a detachable warrant to purchase up to 1,483,386 of the Company’s common shares at an exercise price of $0.22 per  common share over a period of 5 years commencing the issuance date through July 1, 2031 (the “Sixth Warrant”). The transaction closed on July 1, 2026.

2.
On August 7, 2026, the Company entered into a Seventh Note Purchase Agreement (the “Seventh Purchase Agreement” and together with the Sixth Purchase Agreement, the “June Purchase Agreements”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$225 thousand (approximately $321), the Company issued to the Investor (i) a convertible promissory note (the “Seventh Note” and together with the Sixth Note, the “June Notes”) in the principal amount of approximately US$250 thousand (approximately $356) (the “Seventh Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Seventh Subscription Amount and (ii) a detachable warrant to purchase up to 2,052,545 of the Company’s common shares at an exercise price of $0.17 per  common share over a period of 5 years commencing the issuance date through August 7, 2031 (the “Seventh Warrant” and together with the Sixth Warrant, the “June Warrants”). The transaction closed on August 7, 2026.

Each of the June Notes bears an interest rate of 8.0% per annum accruing from the closing date of the transactions described above, (which shall increase to 14.0% upon the occurrence of an Event of Default, as defined in each of the June Purchase Agreements) (the “Interest” and, together with the Subscription Amounts, the “Conversion Amount”). The Conversion Amount of the June Notes is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of the Company’s common shares upon conversion of the Conversion Amount in accordance with their terms.

The number of common shares issuable upon conversion of the Conversion Amount of the June Notes, is determined by dividing the applicable conversion amount by the conversion price (the “Conversion Price”). The Conversion Price is equal to the lower of (i) the Fixed Price, as defined in each of the June Notes, or (ii) 90% of the lowest daily volume-weighted average price of the common shares during the 20 consecutive trading days immediately preceding the conversion date, (the “Variable Price”), provided, however, that the Variable Price will not be lower than the Floor Price, as defined in each of the June Notes. The Fixed Price of the Sixth Note and Seventh Note are US$0.15 and US$0.12, respectively. The Floor Price in the Sixth Note and Seventh Note are US$0.03 and US$0.02, respectively.

The June Notes include customary limitations on conversion, including a beneficial ownership cap of 4.99% of the outstanding common shares of the Company following the conversion.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8 -	SUBSEQUENT EVENTS (Cont.)

A.	Convertible promissory note and warrant offering (Cont.)

The June Purchase Agreement includes customary representations, warranties and covenants of the Company and the Investor, including the Company’s obligation to reserve sufficient common shares for issuance upon conversion of the June Notes and to file a resale registration statement on Form F-3 (the “Registration Statement”) with the SEC providing for the resale by the Investor of the common shares and the warrant shares issuable upon conversion of the June Note within 30 trading days after the closing date. The Company has also agreed to use commercially reasonable efforts to cause the Registration Statement to become effective as soon as possible, but in no event later than the date which shall be the earlier of: (x) in the event that the Registration Statement is not subject to a full review by the SEC, 60 calendar days after the closing date, or in the event that the Registration Statement is subject to a full review by the SEC, 90 calendar days after the closing date, and (y) the 5th business day after the date on which the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review.

B.	Conversion of convertible promissory note

As noted in Note 3B above, during the period commencing July 1, 2026 through the approval date of these interim condensed consolidated financial statements, the Company issued 1,815,000 common shares upon partial conversion of H1 Notes in total amount of US$218 thousand (approximately $310) at an average exercise price of US$0.12 per share.